Filed pursuant to Rule 424(b)(1)
                                       Registration No. 333-60831


PROSPECTUS
                 Capital One Financial Corporation

                  476,427 Shares of Common Stock

                          -------------

      This Prospectus relates to the offering of up to 476,427 shares (each a "Share" and, collectively, the "Shares") of the common stock, par value $0.01 per share (the "Common Stock"), of Capital One Financial Corporation (the "Company"), by certain stockholders of the Company (each a "Selling Shareholder" and, collectively, the "Selling Shareholders"). On July 31, 1998, the Company issued the Shares to the Selling Shareholders as consideration in connection with the Company's acquisition (the "Acquisition") of Summit Acceptance Corporation, a Texas corporation ("Summit") and a provider of consumer automobile financing. The Company issued the Shares to the Selling Shareholders in a transaction that did not involve a public offering of securities and therefore was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Shares are "restricted securities" under the Securities Act as of the date hereof. All Shares which the Selling Shareholders have received in connection with the Acquisition are registered for offer and sale hereunder. See "Selling Shareholders."

      The Selling Shareholders (or, subject to certain conditions, their transferees, donees, pledgees or successors) may offer and sell all or a portion of the Shares hereunder from time to time directly to one or more purchasers, including pledgees, or through broker/dealers or other agents who may receive compensation in the form of concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom they may act as agents, and such compensation in any given case may be in excess of customary compensation. The offer and sale of the Shares by the Selling Shareholders from time to time may be made at fixed prices, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, at varying prices determined at the time of sale or at negotiated prices, and may be effected in one or more transactions (which may involve crosses or block transactions)
(i) on any national securities exchange or quotation service on which the Shares may be listed or quoted at the time of sale,
(ii) in the over-the-counter market, (iii) in privately negotiated transactions otherwise than on such exchanges or in the over-the-counter market, (iv) through the writing of options or through hedging transactions, or (v) by any other legally available means. See "Selling Shareholders" and "Plan of Distribution."

      None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by the Company. The Company will bear all expenses related to the registration of the Shares by the Company as described herein. The Selling Shareholders will bear all selling commissions, transfer taxes, and fees and expenses of any counsel, accountants and other representatives and agents retained by the Selling Shareholders in connection with the registration and sale of the Shares. The Company and the Selling Shareholders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. See "Use of Proceeds" and "Plan of Distribution."

      The Common Stock is listed on the New York Stock Exchange under the Symbol "COF." On August 11, 1998, the last reported sale price of the Common Stock on the New York Stock Exchange
Composite Transaction Tape was $114 1/16 per share.

      THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          -------------

          The date of this Prospectus is August 12, 1998

THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SHARES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND THEREIN, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT SHALL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREUNDER IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OR SALE IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER IMPLIES THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                       AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information, including the documents incorporated by reference herein, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such information, when available, also may be accessed through the Commission's electronic data gathering, analysis and retrieval system ("EDGAR") via electronic means, including the Commission's home page on the Internet at http://www.sec.gov. Such material also can be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Information on the operation of the Commission's Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330.

      This Prospectus, which constitutes a part of the registration statement (Registration No. 333-60831) to which it relates (the "Registration Statement"), does not contain all of the information set forth in the Registration Statement and in the exhibits and schedules thereto. For further information with respect to the Company and the Shares reference is hereby made to the Registration Statement and such exhibits and schedules. Any statements contained herein concerning a provision of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


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


         INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      There are hereby incorporated by reference in this Prospectus the following documents and information heretofore filed with the Commission:

      1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997;

      2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

      3. The Company's Current Reports on Form 8-K dated January
15, 1998, April 16, 1998, June 12, 1998, July 16, 1998, July 22,
1998 and July 31, 1998; and

      4. The descriptions of the Company's Common Stock which are contained in the registration statements on Form 8-A filed on August 24, 1994 and November 16, 1995 by the Company to register such securities under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such descriptions.

      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering of the Shares hereby, shall be deemed to be incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company undertakes to provide without charge to each person, including any beneficial owner of Shares, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Capital One Financial Corporation, Suite 1300, 2980 Fairview Park Drive, Falls Church, Virginia 22042-4525, Attention: Corporate Secretary, telephone (703) 205-1000.


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


                           THE COMPANY

      Capital One Financial Corporation (the "Company") is a holding company, incorporated in Delaware on July 21, 1994, whose subsidiaries provide a variety of products and services to consumers. The Company's principal subsidiary, Capital One Bank, a Virginia state chartered bank, offers credit card products. Capital One F.S.B., a federally chartered savings bank, provides certain consumer lending and deposit services. The Company's Common Stock is listed on the New York Stock Exchange under the symbol "COF." The Company's principal executive office is located at 2980 Fairview Park Drive, Suite 1300, Falls Church, Virginia 22042-4525, (telephone number (703) 205-1000).

      The Company (including its subsidiaries and the operations of its predecessor) is one of the oldest continually operating bank card issuers in the U.S., having commenced operations in 1953, the same year as the formation of what is now MasterCard International. The growth in managed loans and credit card accounts achieved by the Company in recent years was due largely to credit card industry dynamics and the success of the Company's proprietary information-based strategy initiated in 1988. As of June 30, 1998, the Company had total assets of $7.7 billion, total liabilities of $6.5 billion and total equity of $1.1 billion. As of June 30, 1998, the Company had 13.6 million customers and $15.0 billion in managed consumer loans outstanding and was one of the largest providers of MasterCard and Visa credit cards in the world.1

                         USE OF PROCEEDS

      This Prospectus relates to the Shares being offered for the accounts of the Selling Shareholders. The Company will not receive any proceeds from the sale of the Shares. As required pursuant to the Registration Rights Agreement, dated July 31, 1998, among the Company and the Selling Shareholders (the "Registration Rights Agreement"), the Company will bear all expenses related to the registration of the Shares by the Company as described herein. The Selling Shareholders will bear all selling commissions, transfer taxes and fees and expenses of any counsel, accountants and other representatives and agents retained by the Selling Shareholders in connection with the registration and sale of the Shares.
See "Plan of Distribution."

                   DESCRIPTION OF COMMON STOCK

      The Company is authorized to issue 300,000,000 shares of Common Stock, par value $.01 per share, of which 65,488,447 were issued and outstanding at June 30, 1998. The Common Stock is traded on the New York Stock Exchange under the symbol "COF." All outstanding shares of Common Stock, including the Shares, have been validly issued and are fully paid and nonassessable.

Voting and Other Rights

      Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and except as described below, a majority vote is required for all action to be taken by stockholders. Directors are elected by a plurality of the votes cast, and stockholders do not have cumulative voting rights in the election of directors. Shares of Common Stock do not have any preemptive, subscription, redemption, sinking fund or conversion rights.

Dividends and Distributions

      Subject to preferences that may be applicable to holders of any outstanding shares of Preferred Stock, holders of Common Stock are entitled to only such dividends as may be declared by the Board of Directors of the Company (the "Board of Directors") out of funds legally available therefor. Upon liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders will be distributable ratably among the holders of Common Stock at that time outstanding, subject to prior distribution rights of creditors of the Company and to the preferential rights of any outstanding shares of the Company's preferred stock (the "Preferred Stock").


--------------

1    MasterCard and Visa are registered trademarks of MasterCard
     International Incorporated and VISA USA, Inc., respectively.

Antitakeover Legislation

      Section 203 of the General Corporation Law of the State of Delaware (the "Delaware Law") provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or (iii) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in Section 203 of the Delaware Law, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date, and (y) the affiliates and associates of any such person.

      Under certain circumstances, Section 203 of the Delaware Law makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. Although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder, neither the Restated Certificate of Incorporation nor the Bylaws of the Company exclude the Company from the restrictions imposed under Section 203 of the Delaware Law. It is anticipated that the provisions of Section 203 of the Delaware Law may encourage entities interested in acquiring the Company to negotiate in advance with the Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Certificate of Incorporation and Bylaw Provisions

      Certain of the provisions of the Restated Certificate of Incorporation and Bylaws of the Company discussed below may have the effect, either alone or in combination with the provisions of
Section 203 of the Delaware Law discussed above, the Rights discussed below, and certain banking laws and regulations, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by the Board of Directors but that a stockholder might consider to be in such stockholder's best interest. Those provisions include (i) restrictions on the rights of stockholders to remove directors,
(ii) prohibitions against stockholders calling a special meeting of stockholders or acting by unanimous written consent in lieu of a meeting, (iii) a "fair price" provision for business combinations and (iv) requirements for advance notice of actions proposed by stockholders for consideration at meetings of the stockholders.

      The summary set forth below describes certain provisions of the Restated Certificate of Incorporation and Bylaws of the Company and is qualified in its entirety by reference to the provisions of the Restated Certificate of Incorporation and Bylaws which have been filed with the Commission.

      Classified Board of Directors. The Restated Certificate of Incorporation and Bylaws of the Company provide that the Board of Directors, other than those elected by any series of Preferred Stock, will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The class of directors elected at each annual meeting are elected for a term expiring at the annual meeting of stockholders held in the third year following their election and until their successors are elected and qualified.

      The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Such a delay may be held to ensure that the Company's directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Board of Directors would be beneficial to the Company and its stockholders and whether or not a majority of the Company's stockholders believe that such a change would be desirable.


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


      The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. The classification of the Board of Directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to take control of the Company and remove a majority of the Board of Directors, the classification of the Board of Directors could tend to reduce the likelihood of fluctuations in the market price of the Common Stock that might result from accumulations of large blocks. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

      Number of Directors; Removal; Filling Vacancies. The Restated Certificate of Incorporation of the Company provides that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the Bylaws. The Bylaws provide that, subject to any rights of holders of Preferred Stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by directors constituting a majority of the total number of directors that the Company would have if there were no vacancies on the Board of Directors (the "Whole Board"), but must consist of not more than seventeen nor less than three directors. In addition, the Bylaws provide that, subject to any rights of holders of Preferred Stock, and unless the Board of Directors otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Accordingly, absent an amendment to the Bylaws, the Board of Directors could prevent any stockholder from enlarging the Board of Directors and filling the new directorships with such stockholder's own nominees.

      In order to be qualified to serve as a director, a person must (a) not have attained the age of seventy years and (b) either (i) be an officer or employee of the Company and not (A) have voluntarily resigned from the position or office he held at the time of his election as a director, (B) have retired or been retired pursuant to the requirements of a pension, profit sharing, or similar plan or (C) have, at the time of his election as a director, held a position or office in the Company which has been changed, other than by an upward or expanded promotion or
(ii) in the case of any person who is not an officer or employee of the Company, not (A) have retired from or severed his connection with the organization with which he was affiliated at the time of his election as a director or (B) have held a position or office with an organization with which he was affiliated at the time of his election as a director which has been changed, other than by an upward or expanded promotion, and
(C) not have a material conflict of interest with the Company (1) as defined by applicable laws and regulations and (2) the existence and materiality of which may be determined by a majority of the remaining directors. Whenever any director shall cease to be qualified to serve as a director his term shall expire, but such director shall continue to serve until his successor is elected and qualified; provided, however, that no director's term shall so expire if the Board of Directors shall have waived such qualification.

      Under the Delaware Law, unless otherwise provided in the certificate of incorporation of a company, directors serving on a classified board may only be removed by the stockholders for cause. The Restated Certificate of Incorporation and Bylaws of the Company provide that, subject to the rights of holders of Preferred Stock to elect directors under specified circumstances, directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

      No Stockholder Action by Written Consent; Special Meetings. The Restated Certificate of Incorporation and Bylaws of the Company provide that, subject to the rights of any holders of Preferred Stock to elect additional directors under specified circumstances, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Bylaws provide that, subject to the rights of holders of any series of Preferred Stock to elect additional directors under specified circumstances, special meetings of stockholders can be called only by the Chairman of the Board of Directors or by the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board. Stockholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company.

      The provisions of the Restated Certificate of Incorporation and Bylaws of the Company prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the Chairman or at the request of a majority of the Whole Board. The provisions would also prevent the holders of a majority of the voting power of the Voting Stock from unilaterally using the written consent procedure to take stockholder action and from taking action by consent. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the Chairman and the Board of Directors by calling a special meeting of stockholders prior to the time the Chairman or a majority of the Whole Board believes such consideration to be appropriate.

      Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

      The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Chairman or the Board of Directors or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, for notice of stockholder nominations or proposals to be made at an annual meeting to be timely, such notice must be received by the Company not less than 70 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from such anniversary date, not earlier than the 90th day prior to such meeting and not later than the later of (x) the 70th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Company at least 80 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Company not later than the 10th day after such public announcement is first made by the Company. Under the Stockholder Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not earlier than the 90th day before such meeting and not later than the later of (x) the 70th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made.

      Under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director must contain certain information, including, without limitation, the identity and address of the nominating stockholder, the class and number of shares of stock of the Company which are owned by such stockholder, and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. Under the Stockholder Notice Procedure, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholder, including, without limitation, a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting such business at such meeting, the name and address of such stockholder, the class and number of shares of stock of the Company beneficially owned by such stockholder, and any material interest of such stockholder in the business so proposed. If the Chairman of the Board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholder Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

      By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure will afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about such qualifications. By requiring advance notice of proposed business, the Stockholder Notice Procedure will also provide a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Board of Directors, will provide the Board of Directors with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Board's position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of such business.

      Although the Bylaws do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

      Business Combinations. The Restated Certificate of Incorporation of the Company requires that certain Business Combinations (as defined therein) with Interested Stockholders (as defined below) or affiliates thereof be approved by the affirmative vote of the holders of at least 75% of the Voting Stock of the Company, voting together as a single class. Such affirmative vote is required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or in any agreement with or rule of any national securities exchange or otherwise. The requirement that a Business Combination with an Interested Stockholder be approved by the affirmative vote of 75% of the voting power of the outstanding Voting Stock does not apply if either (i) the Business Combination has been approved by a majority of the Continuing Directors (as defined below), or (ii) certain price and procedure requirements designated to ensure that the Company's stockholders receive a "fair price" for their Common Stock are satisfied. An "Interested Stockholder" is any person (other than the Company or any subsidiary of the Company) who or which: (i) is the beneficial owner, directly or indirectly, of 5% or more of the voting power of the outstanding Voting Stock; (ii) is an affiliate of the Company and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 5% or more of the voting power of the then outstanding Voting Stock; or (iii) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act. A "Continuing Director" is any member of the Board of Directors who was unaffiliated with the Interested Stockholder and was a member of the Board of Directors prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor director who is unaffiliated with the Interested Stockholder and is recommended or elected to succeed a Continuing Director by a majority of Continuing Directors then on the Board of Directors.

      Liability of Directors; Indemnification. The Restated Certificate of Incorporation of the Company provides that a director will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of
Section 174 of the Delaware Law, or (iv) for any transaction from which the director derived an improper personal benefit. The Restated Certificate of Incorporation also provides that each person who is or was or had agreed to become a director or officer of the Company, or each such person who is or was serving or had agreed to serve at the request of the Board of Directors as an employee or agent of the Company or as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by the Company, in accordance with the Bylaws, to the full extent permitted by the Delaware Law, as the same exists or may in the future be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment). The Restated Certificate of Incorporation of the Company also specifically authorizes the Company to enter into agreements with any person providing for indemnification greater or different than that provided by the Restated Certificate of Incorporation.

      Amendments. The Restated Certificate of Incorporation and Bylaws of the Company state that any amendment to certain provisions, including those provisions discussed above, be approved by the holders of at least 80% of the Voting Stock. This requirement will prevent a stockholder with only a majority of the Common Stock from avoiding the requirements of the provisions discussed above by simply repealing such provisions. The Restated Certificate of Incorporation further provides that the Bylaws may be amended by the Board of Directors.

Rights to Purchase Certain Preferred Shares

      Each share of Common Stock issued and outstanding, or to be issued and outstanding, includes, or upon issuance will include, an attached "Right." Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company's Cumulative Participating Junior Preferred Stock, par value $0.01 per share (the "Junior Preferred Shares"), at a price of $150 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The Company has initially authorized and reserved 1,000,000 shares of Junior Preferred Shares for issuance upon exercise of the Rights. Because of the nature of the Junior Preferred Shares' dividend and liquidation rights, the value of the one one-hundredth interest in a Junior Preferred Shares purchasable upon exercise of each Right should approximate the value of one share of Common Stock. Initially, the Rights are not exercisable and trade automatically with the Common Stock. The Rights generally become exercisable, however, and separate certificates representing the Rights will be distributed, if any person or group acquires 15 percent or more of the Company's outstanding Common Stock or a tender offer or exchange offer is announced for the Company's Common Stock. The Rights expire on November 29, 2005, unless earlier redeemed by the Company at $0.01 per Right prior to the time any person or group acquires 15 percent of the outstanding Common Stock. Until the Rights become exercisable, the Rights have no dilutive effect on earnings per share. Prior to exercise, a Right will not create any rights in the holder thereof as a stockholder of the Company, including, without limitation, the right to vote or receive dividends.

      The Rights will have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors, since the Rights may be redeemed by the Company for $0.01 per Right prior to the time that a person or group acquires 15 percent of the outstanding Common Stock.

      The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Form 8-A of the Company filed on November 16, 1995, which is incorporated herein by reference, and the Certificate of Designations for the Junior Preferred Shares.

Dividend Reinvestment Plan

      In January 1996, the Company implemented a dividend reinvestment and stock purchase plan (the "DRIP"). The DRIP provides stockholders with the opportunity to purchase additional shares of the Company's Common Stock by reinvesting all or a portion of their dividends on shares of Common Stock. The DRIP also provides existing stockholders with the option to make cash investments monthly (subject to a minimum monthly limit of $50 and a maximum monthly limit of $5,000). Optional cash investments in excess of $5,000 may be made with the permission of the Company at a discount which will be from 0% to 3%. The Company uses proceeds from the DRIP for general corporate purposes.

Transfer Agent

      The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

                       SELLING SHAREHOLDERS

      Until the Acquisition of Summit by the Company, the Selling Shareholders held all the outstanding capital stock and warrants of Summit (collectively, the "Summit Stock"). On July 31, 1998, the Company effected the Acquisition by way of a merger (the "Merger") of S-Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of the Company, with and into Summit. Summit was the surviving corporation of the Merger and is currently being operated as a wholly-owned subsidiary of the Company. The Company issued the Shares to the Selling Shareholders as part of the Acquisition consideration pursuant to the Agreement and Plan of Merger, dated as of July 13, 1998, among the Company, Summit, S-Acquisition Corp. and the Selling Shareholders (the "Merger Agreement"). The Shares were issued in exchange for the outstanding capital stock and warrants of Summit on the terms set forth in the Merger Agreement. Reference is hereby made to the Merger Agreement, a copy of which has been filed with the Commission as an exhibit to the Registration Statement and is available as described under "Available Information." Pursuant to the Merger Agreement, the Shares were issued at an implied price per share of approximately $112.46, the average closing price of a share of Common Stock as reported on the New York Stock Exchange Composite Transaction Tape over the five consecutive trading days ending on July 30, 1998. All shares of Common Stock which the Selling Shareholders received as consideration in connection with the Merger are registered for offer and sale hereunder.

      The following table provides the name of each Selling
Shareholder and the number of Shares held by each Selling
Shareholder as of the date hereof. Some or all of the Shares held by a Selling Shareholder may be offered for sale from time to time pursuant to this Prospectus.


                                      No. of Shares Held by
Selling Shareholder                    Selling Shareholder
-------------------                    -------------------
David R. Lawson                              37,940

G. Fulton Collins, III Management Trust      11,693

Suzanne McCabe Collins, Jr.
1990 Qualified Subchapter S Trust            37,906

Catherine Elizabeth Collins
1990 Qualified Subchapter S Trust            37,906

George Fulton Collins, IV
1990 Qualified Subchapter S Trust            16,862

George Fulton Collins, IV 1997 Trust         79,008

Suzanne McCabe Collins, Jr. 1994 Trust       57,964

Catherine Elizabeth Collins 1994 Trust       57,964

Capital Resource Lenders III, L.P.           62,168

The Lincoln National Life Insurance
Company                                      33,242

Lincoln National Income Fund, L.P.            1,843

J.P. Morgan Capital Corporation              39,835

Sixty Wall Street Fund, L.P.                  2,096
                                            -------
Total                                       476,427


      From May 1995 until the consummation of the Merger, David
R. Lawson and certain trusts (the "Collins Trusts") established for the benefit of G. Fulton Collins IV, Suzanne M. Collins, Jr. and Catherine Elizabeth Collins, the children of Suzanne M. Collins and G. Fulton Collins III, owned all the outstanding capital stock of Summit. Specifically, Mr. Lawson owned 562,500 shares of the common stock, $0.01 par value per share (the "Summit Common Stock"), of Summit, and the Collins Trusts owned 4,437,500 shares of Summit Common Stock. On July 31, 1998, all the outstanding shares of Summit Common Stock were converted into Common Stock pursuant to the Merger Agreement. G. Fulton Collins III served as a member of the Board of Directors of Summit from December 15, 1994 until July 31, 1998. G. Fulton Collins IV has served as President and Chief Operating Officer of Summit since May 21, 1998. Following consummation of the Merger, pursuant to an employment agreement between G. Fulton Collins IV and Summit,
G. Fulton Collins IV continues to serve as President and Chief Operating Officer of Summit. In addition to Shares listed above, on July 31, 1998, pursuant to such employment agreement, G. Fulton Collins IV was granted options to purchase 8,000 shares of Common Stock at a price of $115.57 per share. In addition, in connection with the Merger, G. Fulton Collins IV's existing options to purchase Summit Common Stock were converted into options to purchase 2,067 shares of Common Stock at a price $22.49 per share pursuant to the Merger Agreement. The shares of Common Stock underlying such options are not registered for offer or sale hereunder. From February 1995 until the consummation of the Merger, David R. Lawson served as Chief Executive Officer of Summit and a member of the Board of Directors of Summit. Following consummation of the Merger, pursuant to an employment agreement between Mr. Lawson and Summit, Mr.

Lawson continues to serve as Chief Executive Officer of Summit and is a member of the Board of Directors of Summit. In addition to the Shares listed above, on July 31, 1998, pursuant to such employment agreement, Mr. Lawson was granted options to purchase 16,000 shares of Common Stock at a price of $115.57 per share. The shares of Common Stock underlying such options are not registered for offer or sale hereunder.

      Pursuant to the Merger Agreement, concurrently with the consummation of the Merger, the Company paid $12,631,377 in full satisfaction of a debenture, dated as of April 9, 1998 (the "Collins Debenture"), evidencing indebtedness of Summit to Collins Investments, Inc., an Oklahoma corporation. All of the outstanding capital stock of Collins Investments, Inc. is owned by G. Fulton Collins III.

      Prior to the consummation of the Merger, Capital Resource Lenders III, L.P. ("CRL"), The Lincoln National Life Insurance Company ("Life"), Lincoln National Income Fund, L.P. ("Income"), J.P. Morgan Capital Corporation ("Morgan Capital") and Sixty Wall Street Fund, L.P. ("Wall Street," and collectively, the "Lenders") held $42,000,000 in aggregate principal amount of Summit's Senior Subordinated Notes (the "Notes") and exercisable warrants (the "Exercisable Warrants") to purchase a total of 2,146,971 shares of Summit Common Stock at a price of $0.01 per share. Pursuant to the Merger Agreement, concurrently with the consummation of the Merger, the Company paid approximately $49,973,611 in full satisfaction of the Notes ($17,167,056 to CRL, $9,594,722 to Life, $505,167 to Income, $14,372,708 to
Morgan Capital and $756,458 to Wall Street), and the Exercisable Warrants were converted into shares of Common Stock on the terms set forth in the Merger Agreement all of which shares are registered hereunder. Certain warrants to purchase Summit Common Stock held by the Lenders which were not exercisable at the time of the Merger were canceled in connection with the Merger and no consideration was paid in respect thereof. Mr. Stephen Jenks, an Investment Partner of CRL, served as a member of the Board of Directors of Summit from April 1997 until July 31, 1998. Mr. Meryl D. Hartzband, a Managing Director of Morgan Capital and Wall Street, served as a member of the Board of Directors of Summit from April 1998 until July 31, 1998. Affiliates of Morgan Capital and Wall Street from time to time have rendered investment banking services to the Company and Summit for which they received customary fees.

      In connection with the Merger, Capital One Services, Inc., a wholly-owned subsidiary of the Company ("Services"), acquired all the outstanding capital stock of SAC Receivables Investment Corp., a Delaware corporation ("Receivables"), from Mr. Lawson and the Collins Trusts. Receivables held notes of Mr. Lawson and the Collins Trusts with an aggregate outstanding principal amount of $400,000. In connection with its acquisition of Receivables, Services assumed all obligations of Mr. Lawson and the Collins Trusts under such notes.

      Each Selling Shareholder has represented to the Company that any Shares which it has received or may receive in connection with the Acquisition have been or will be acquired for its own account for the purpose of investment and not for resale or distribution, and that any offer, transfer, sale, pledge or other disposition of such Selling Shareholder's Shares will be conducted in compliance with the Securities Act and the rules and regulations promulgated thereunder. Based on certain other representations made by the Selling Shareholders to the Company, the Company reasonably believes that each Selling Shareholder is an "accredited investor" as defined in Rule 501 under the Securities Act. Although the Shares have been or will be acquired by the Selling Shareholders for investment purposes, the Company recognizes that the Selling Shareholders may wish to be legally permitted to sell the Shares when they deem appropriate. Accordingly, in connection with the Acquisition, the Selling Shareholders and the Company entered into the Registration Rights Agreement, pursuant to which the Company agreed to file and maintain the effectiveness of the Registration Statement, of which this Prospectus forms a part. See "Plan of Distribution." Reference is hereby made to the Registration Rights Agreement, a copy of which has been filed with the Commission as an exhibit to the Registration Statement and is available as described under "Available Information."

      Assuming all the Shares offered hereby are sold, no Selling Shareholder will hold any securities of the Company after the completion of this offering other than those securities which a Selling Shareholder may acquire as an employee of the Company pursuant to the Company's standard employee benefit plans or pursuant to options granted such employee by the Company or which a Selling Shareholder may acquire or have previously acquired from third parties through independent, privately negotiated transactions. However, no assurance can be given that any of the Selling Shareholders will sell any or all of the Shares. Under certain circumstances, in connection with a transfer of Shares, a Selling Shareholder may assign its rights under the Registration Rights Agreement to sell Shares hereunder.

                       PLAN OF DISTRIBUTION

      The Selling Shareholders (or, subject to certain conditions, their transferees, donees, pledgees or successors) may offer and sell all or a portion of the Shares from time to time directly to one or more purchasers, including pledgees, or through broker/dealers or other agents. The offer and sale of the Shares by the Selling Shareholders from time to time may be made at fixed prices, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, at varying prices determined at the time of sale or at negotiated prices, and may be effected in one or more transactions (which may involves crosses or block transactions) (i) on any national securities exchange or quotation service on which the Shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in privately negotiated transactions otherwise than on such exchanges or in the over-the-counter market, (iv) through the writing of options or through hedging transactions, or (v) by any other legally available means. Shares which qualify for sale pursuant to Rule 144 of the Securities Act or any other exemption may be sold under Rule 144 or another exemption rather than pursuant to this Prospectus. The aggregate net proceeds received by the Selling Shareholders from the sale of the Shares will be the purchase price of such Shares less any commissions, fees or other expenses.

      Any broker/dealer or agent may act on behalf of one or more of the Selling Shareholders in connection with the offering of the Shares for sale by the Selling Shareholders. Any such brokers/dealers or agents may receive compensation in the form of concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom they may act as agents and such compensation in any given case may be in excess of customary compensation. The Selling Shareholders and any broker/dealers or agents that participate in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of such securities and any commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

      A Selling Shareholder may transfer, devise or gift his, her or its Shares by other means not described herein and no assurance can be given that any of the Selling Shareholders will sell any or all of the Shares. Under certain circumstances, in connection with a transfer of Shares, a Selling Shareholder may assign its rights under the Registration Rights Agreement to sell Shares hereunder. The Company knows of no existing arrangements between any Selling Shareholder and any other Selling Shareholder, underwriter, broker/dealer or other agent relating to the sale or distribution of the Shares. No underwriter, broker/dealer or agent has been engaged by the Company in connection with the distribution of the Shares.

      The Company has agreed under the Registration Rights Agreement to pay all expenses related to the registration of the Shares by the Company including (i) all registration and filing fees, and any other fees and expenses associated with filings required to be made with the Commission, (ii) all fees and expenses of compliance with state securities or "Blue Sky" laws,
(iii) all printing expenses incurred by the Company in connection with the Registration Statement and this Prospectus, (iv) all fees and disbursements of counsel for the Company and the independent certified public accountants of the Company, and (v) all fees and expenses incurred in connection with the listing of the Shares on the New York Stock Exchange. The Selling Shareholders will bear all selling commissions, transfer taxes and fees and expenses of any counsel, accountants and other representatives and agents retained by the Selling Shareholders in connection with the registration and sale of the Shares. The Company has also agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the earlier of July 31, 1999 and the date on which all Shares covered by the Registration Statement have been sold thereunder. The Company and each Selling Shareholder have agreed pursuant to the Registration Rights Agreement to indemnify each other against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. Reference is hereby made to the Registration Rights Agreement, a copy of which has been filed with the Commission as an exhibit to the Registration Statement and is available as described under "Available Information."

      Under applicable rules and regulation under the Exchange Act, any person engaged in a distribution of any of the Shares may not, subject to certain exceptions, simultaneously engage in certain market activities with respect to the Common Stock for the applicable period under Regulation M of the Exchange Act prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Shareholders. All of the foregoing may affect the marketability of the Common Stock.

      To comply with the securities laws of certain jurisdictions, if applicable, the Shares will be offered or sold in such jurisdictions only through registered or licensed broker/dealers. In addition, in certain jurisdictions the Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

                           LEGAL MATTERS

      The validity of the Shares will be passed upon for the Company by John G. Finneran, Jr., Esq., Senior Vice President, General Counsel and Corporate Secretary of the Company. Mr. Finneran owns approximately 2,674 shares of Common Stock of the Company and holds options to purchase 178,704 shares of Common Stock issued under the Company's 1994 Stock Incentive Plan.

                              EXPERTS

      The consolidated financial statements of Capital One Financial Corporation incorporated by reference in the Annual Report [Form 10-K] for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         ---------------

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND THEREIN, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT SHALL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREUNDER IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OR SALE IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER IMPLIES THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.